Exhibit 99.1

                            TIKCRO TECHNOLOGIES LTD.

                                    NOTICE OF

                   2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To all Tikcro shareholders:

NOTICE IS HEREBY GIVEN that the 2006 Annual Meeting of Shareholders (the "Meeting") of Tikcro Technologies Ltd. (the "Company" or "Tikcro") will be held on Thursday, August 17, 2006 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)     election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2)     election of Irit Gal and Yiftach Atir as outside directors;

(3)     approval of the compensation of our outside directors;

(4) approval of amendments to our Articles of Association in order to incorporate certain provisions of recent amendments of the Israeli Companies Law, including amendments relating to the indemnification of directors and officers;

(5) subject to the approval of the amendments to our Articles of Association relating to the indemnification of directors and officers, approval of amendments to our indemnification agreements in favor of our directors;

6) approval for Izhak Tamir to serve as both our Chairman of the Board and Chief Executive Officer for a period of up to three years;

(7) approval of amendments to our memorandum and articles of association converting the Ordinary Shares, NIS 0.10 par value, into Ordinary Shares with no par value and approving a one-for-three reverse share split of our Ordinary Shares;

(8) approval of the grant of contingent stock options to Izhak Tamir and Eric Paneth;

(9) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors; and

(10)     consideration of our financial statements.

Shareholders of record at the close of business on July 18, 2006 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Alternatively, shareholders may elect to vote their shares by a Hebrew-language written ballot the form of which may be obtained from the Company by calling +972-3-694-5383.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Members.

                                   By Order of the Board of Directors,

                                   Izhak Tamir
                                   Chairman of the Board and
                                   Chief Executive Officer

Dated:  July 12, 2006

                            TIKCRO TECHNOLOGIES LTD.

                                 PROXY STATEMENT

         This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.10 nominal value (the "Ordinary Shares"), of Tikcro Technologies Ltd. ("Tikcro" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2006 Annual Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2006 Annual Meeting of Shareholders. The Meeting will be held on Thursday, August 17, 2006 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1) election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2)               election of Irit Gal and Yiftach Atir as outside directors;

(3)               approval of the compensation of our outside directors;

(4) approval of amendments to our Articles of Association in order to incorporate certain provisions of recent amendments of the Israeli Companies Law, including amendments relating to the indemnification of directors and officers;

(5) subject to the approval of the amendments to our Articles of Association relating to the indemnification of directors and officers, approval of amendments to our indemnification agreements in favor of our directors;

(6) approval for Izhak Tamir to serve as both our Chairman of the Board and Chief Executive Officer for a period of up to three years;

(7) approval of amendments to our memorandum and articles of association converting the Ordinary Shares, NIS 0.10 par value, into Ordinary Shares with no par value and approving a one-for-three reverse share split of our Ordinary Shares;

(8) approval of the grant of contingent stock options to Izhak Tamir and Eric Paneth;

(9) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors; and

(10)              consideration of our financial statements.


         We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

         A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. Alternatively, shareholders may elect to vote their shares by a Hebrew-language written ballot the form of which may be obtained from the Company by calling +972-3-694-5383.

         Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record at the close of business on July 18, 2006 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about July 20, 2006 and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

         On June 30, 2006, 23,726,401 Ordinary Shares were outstanding. Each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.


                          OWNERSHIP OF ORDINARY SHARES

         The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of June 30, 2006 by each person who is known to own beneficially more than 5% of the outstanding Ordinary Shares. The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group       Amount Owned         Percent of Class(1)
Eric Paneth(2)                        3,185,105            13.3%
Izhak Tamir(2)                        3,185,105            13.3%
Steven N. Bronson(3)                  2,787,216            11.7%
Eugene Oshinsky and Rosa Oshinsky(4)  1,388,000             5.9%
-----------------------------------------------------
(1)   Based on 23,726,401 Ordinary Shares outstanding on May 31, 2006.
(2) Includes 220,000 Ordinary Shares issuable upon the exercise of options that are exercisable currently or within the next 60 days.
(3)   Based on a Schedule 13D/A filed on May 26, 2006.
(4) Based on a Schedule 13G filed on January 6, 2006. The Ordinary Shares are held directly by RAM Capital Management Trust #01, a Massachusetts trust. Eugene Oshinsky and Rosa Oshinsky, as trustees, are deemed to have beneficial ownership of the Ordinary Shares.


                         ITEM 1 - ELECTION OF DIRECTORS

         Our directors, other than outside directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Eric Paneth and Izhak Tamir to our Board of Directors.

         A brief biography of each nominee is set forth below:

         Eric Paneth has served as one of our Directors since January 2000 and served as our President from February 2000 to June 2000. Mr. Paneth has also served as Chairman of the Board of Directors and Chief Executive Officer of Orckit Communications Ltd. since its founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion.

         Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and as our Chief Executive Officer since August 2003. He also served as our Chief Executive Officer from February 2000 to June 2000. He has served as President and a Director of Orckit Communications Ltd. since its founding in 1990. Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. and of Scopus Video Networks since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University.

Vote Required

         The election of the directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Eric Paneth be elected to the Board of Directors of the Company, effective immediately.

         RESOLVED, that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.

                     ITEM 2 - ELECTION OF OUTSIDE DIRECTORS


         Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Israeli Companies Law, 5759-1999 (the "Companies Law") to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with us or our affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination of an outside director, we may not appoint such former outside director as our director or employee or receive professional services from such former outside director for compensation.

         Under the Companies Law, (i) each outside director must have either "accounting and financial expertise" or "professional qualifications" (as such terms are defined in regulations promulgated under the Companies Law) and (ii) at least one of the outside directors must have "accounting and financial expertise." Our Board of Directors has determined that Yiftach Atir has "accounting and financial expertise" under Israeli law and qualifies as an "audit committee financial expert" under the applicable rules of the Securities and Exchange Commission, and that Irit Gal has the requisite "professional qualifications" under Israeli law.

         The outside directors are required to be elected by the shareholders. The term of an outside director is three years and may be extended for an additional three years. Other directors are elected annually. All of the outside directors of a company must be members of its audit committee and each other committee of a company's board of directors must include at least one outside director.

         At the Meeting, shareholders will be asked to elect Irit Gal and Yiftach Atir as our outside directors.

         Irit Gal was elected an outside director on August 28, 2003, and her first term will expire on August 28, 2006. At the Meeting, shareholders will be asked to re-elect Ms. Gal as an outside director for a second term of three years, commencing on August 28, 2006. The second three-year term of our current second outside director, Harel Kodesh, will terminate on September 28, 2006. At the Meeting, shareholders will be asked to elect Yiftach Atir as an outside director for an initial term of three years, commencing on September 28, 2006.


         A brief biography of each of the nominees is set forth below:

         Irit Gal has served as one of our external directors since August 2003. Since September 2002, she has served as an Associate at Stanford University, California, Office of Technology Licensing. Prior to that, she served as a director and a manager for investments and strategic relations of ZettaLight, an optical communications company. From May 2000 to February 2002, she served as Vice President of Runway Telecom Ventures, an Israeli-based venture capital fund founded by Alcatel and others. From June 1999 to 2000, she served as Vice President for marketing and business development of Ceramight Composites, which operates in the area of ceramic composites. From 1997 to 1999, she served as a manager with PricewaterhouseCoopers in the areas of business development and corporate finance for technology companies. Ms. Gal holds B.S. and M.S. degrees in Chemical Engineering from the Technion and an M.A. degree in Economics from Queens College of the City University of New York.
         Yiftach Atir has been a private consultant since January 2003. He also serves as a director of Radware Ltd. and Aran Research and Development (1982) Ltd. From August 2000 to January 2003, Mr. Atir served as the managing director of Koor Corporation Venture Capital. Prior thereto, he served as a managing director in Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994. Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces. Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University and he is studying Hebrew literature towards an M.A. in Ben Gurion University.

Vote Required

         The election of outside directors require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Irit Gal be re-elected as an outside director of the Company, commencing at the end of her present term on August 28, 2006.

         RESOLVED, that Yiftach Atir be elected as an outside director of the Company, commencing on September 28, 2006."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.



             ITEM 3 - APPROVAL OF COMPENSATION OF OUTSIDE DIRECTORS

         Under the Companies Law, the payment of compensation to directors requires the prior approval of our Audit Committee, Board of Directors and shareholders, and the form and amount of compensation of outside directors is governed by regulations promulgated under the Companies Law.

         Subject to their election at the Meeting, the shareholders will be asked to approve the grant to each of Irit Gal and Yiftach Atir of options to purchase up to 100,000 Ordinary Shares at an exercise price per share equal to the average closing price of our Ordinary Shares on the OTC Bulletin Board over the three trading days immediately preceding the date of the Meeting. The options will vest over a period of three years, one-third each year, commencing on the first day of the upcoming term of the option holder. In addition, as with all our directors, each outside director will be paid a participation fee of $1,000 for attendance at each meeting of the board of directors or committee thereof.

Vote Required

         The payment of compensation to our outside directors requires the approval of our Audit Committee, Board of Directors and shareholders. The approval of compensation of our outside directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that, subject to her or his election at the Meeting, each of Irit Gal and Yiftach Atir be paid the compensation described in the Proxy Statement relating to the Meeting.

         The Board of Directors recommends a vote "FOR" approval of the proposed resolution.

         ITEM 4 - APPROVAL OF AMENDMENTS TO OUR ARTICLES OF ASSOCIATION
                  IN ORDER TO INCORPORATE CERTAIN PROVISIONS OF
                     RECENT AMENDMENTS OF THE COMPANIES LAW

         In March 2005, several sections of the Companies Law were amended. Some of these amendments relate to issues contained in our Articles of Association. We therefore propose to amend our Articles of Association. If the proposed amendments to our Articles of Association are approved, we will restate our Articles of Association and refer to them thereafter as our "Second Amended and Restated Articles of Association".

         Alternate Directors. The Companies Law authorizes directors to appoint alternate directors in their stead, provided that the company's articles of association so permit. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director of the company or an alternate director of another director of the company. The appointment of an alternate director does not absolve the appointing director of his or her responsibilities. The appointment may be general (for an indefinite period and for all purposes) or may be limited to a specific period of time or restricted to a specific meeting or board action. At present, none of our directors has appointed an alternate director pursuant to a general appointment.However, members of our Board of Directors may, from time to time, appoint alternate directors for a specific meeting or board action.

         The March 2005 amendment to the Companies Law prohibits an outside director from appointing an alternate director, except that, under certain conditions, an outside director may appoint another outside director to serve as an alternate member of a committee of the board of directors on which he or she is not a member. In addition, the March 2005 amendment permits a director to serve as an alternate member of a committee of the board of directors on which he or she is not a member.

         Financial Statements. Under the March 2005 amendment to the Companies Law, an Israeli public company whose shares are traded only on a stock exchange outside of Israel - such as our company - must, unless its articles of association provide otherwise, mail a copy of its annual financial statements to each shareholder entitled to receive notice of a general meeting no later than 14 days prior to the date of the general meeting. We believe that mailing copies of our financial statements is not necessary in the age of the Internet.

         Accordingly, in the interests of efficiency and economy, we wish to amend our Articles of Association to provide that we will make copies of our annual consolidated financial statements available for inspection by shareholders, but that we will not be required to send printed copies to our shareholders except upon specific request. We will make our annual consolidated financial statements available on our website at www.tikcro.com. Shareholders will also be able to inspect our annual consolidated financial statements in our annual reports on Form 20-F at the website of the Securities and Exchange Commission at www.sec.gov or in person at our principal offices, and we will mail printed copies of our annual consolidated financial statements upon request.

         Board Action without a Meeting. The March 2005 amendment to the Companies Law clarifies that, unless the articles of association provide otherwise, the board of directors is entitled to adopt a resolution without convening a meeting if all the directors entitled to vote thereon agree not to convene a meeting on that subject. The majority required to pass such a resolution is the same majority required to pass resolutions at meetings. Currently, our Articles of Association allow the Board to adopt a resolution without a meeting only if all the directors entitled to vote thereon consent to such resolution.

         Indemnification of Directors. The Companies Law authorizes a company to indemnify an officer or director of the company by reason of acts or omissions committed in his or her capacity as an officer or director of the company for:

                 (i) a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator's award approved by court; and

                (ii) reasonable litigation expenses, including attorney's
                     fees, expended by an officer or director or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the Company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

         The March 2005 amendment adds an additional category of indemnifiable expenses: reasonable litigation expenses, including attorney's fees, expended by the officer or director as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either
(A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

         A company may indemnify an officer or director after the fact, to the extent it is approved by the audit committee, board of directors and shareholders. With respect to undertakings to indemnify in the future, the Companies Law prior to the March 2005 amendment required that the undertaking be limited to types of occurrences which, in the opinion of the company's board of directors, can be foreseen and to an amount the board of directors has determined is reasonable under the circumstances. The March 2005 amendment modifies this condition. It limits indemnification to occurrences deemed foreseeable by the board of directors in light of the actual activities of the company at the time the undertaking to indemnify is entered into. In addition, in lieu of limiting the indemnification to a maximum amount, the limit can be based on specified criteria. Finally, the undertaking must set forth the events deemed foreseeable by the board of directors and the maximum amount or criteria that the board of directors has determined to be reasonable under the circumstances. The March 2005 amendment applies these conditions only to financial obligations imposed by a court judgment, settlement or court-approved arbitration award but not to expenses incurred.

         We propose to amend our Articles of Association to say that the foregoing wording is based on the Hebrew-language provisions of the Companies Law and shall not be construed to limit the amount or scope of indemnification payable by the Company to the extent such payment is permitted by applicable law and that any future amendments to the Companies Law limiting the right of any officer or director to be indemnified or insured shall be prospective in effect.

Vote Required

         The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.


Proposed Resolution

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the Company's Second Amended and Restated Articles of Association be amended as set forth below. In this Edgar Version Words proposed to be added are shown in all caps, and words proposed to be deleted are shown in square brackets.
      -  that Article 45(a) be amended as follows:

                        `(a) A Director may, by written notice to the Company, appoint a natural person [who is not a Director] as an alternate for himself (in these Articles referred to as "Alternate Director"), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for an indefinite period, and for all purposes. '

      -  that paragraph (f) be added to Article 45 as follows:

                        `(F) NOTWITHSTANDING ARTICLE 45(A), (I) NO PERSON SHALL BE APPOINTED AS THE ALTERNATE DIRECTOR FOR MORE THAN ONE DIRECTOR AND (II) EXCEPT AS OTHERWISE SPECIFICALLY PERMITTED BY THE COMPANIES LAW, (A) NO EXTERNAL DIRECTOR MAY APPOINT AN ALTERNATE DIRECTOR AND (B) NO DIRECTOR MAY SERVE AS AN ALTERNATE DIRECTOR.'

      -  that Article 64 be amended as follows:

                       `The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No member, not being a Director, shall have any right to inspect any account or book or other similar dcoument of the Company, except as conferred by law or authorized by the Board of Directors or by a Shareholders Resolutions. THE COMPANY SHALL MAKE COPIES OF ITS ANNUAL FINANCIAL STATEMENTS AVAILABLE FOR INSPECTION BY THE SHAREHOLDERS AT THE PRINCIPAL OFFICES OF THE COMPANY. THE COMPANY SHALL NOT BE REQUIRED TO SEND COPIES OF ITS ANNUAL FINANCIAL STATEMENTS TO SHAREHOLDERS, EXCEPT UPON REQUEST. '

        -  that Article 36(c) be amended as follows:

                      `(c) A resolution [in writing signed by] MAY BE ADOPTED BY
                        THE BOARD OF DIRECTORS WITHOUT CONVENING A MEETING IF all Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Audit Committee ["Va'adat Bikoret"], and, in the absence of such determination - by the Chairman of the
                       Board of Directors) [or to which all such Directors] have
                        given their consent [(by letter, telegram, telex, facsimile [telecopier] or otherwise), or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.] (IN ANY MANNER WHATSOEVER) NOT TO CONVENE A MEETING. SUCH A RESOLUTION SHALL BE ADOPTED IF APPROVED BY A MAJORITY OF THE DIRECTORS ENTITLED TO VOTE THEREON (AS DETERMINED AS AFORESAID). THE CHAIRMAN OF THE BOARD SHALL SIGN ANY RESOLUTIONS SO ADOPTED, INCLUDING THE DECISION TO ADOPT SAID RESOLUTIONS WITHOUT A MEETING.'

         -  that Article 70(c) be amended as follows:

                       `(c) Subject to the provisions of the Companies
                        Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on OR INCURRED BY the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

                             (i) a financial obligation imposed on him in favor
                        of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

                             (II) REASONABLE LITIGATION EXPENSES, INCLUDING
                        ATTORNEY'S FEES, EXPENDED BY THE OFFICE HOLDER AS A RESULT OF AN INVESTIGATION OR PROCEEDING INSTITUTED AGAINST HIM BY A COMPETENT AUTHORITY, PROVIDED THAT SUCH INVESTIGATION OR PROCEEDING CONCLUDED WITHOUT THE FILING OF AN INDICTMENT AGAINST HIM AND EITHER (A) CONCLUDED WITHOUT THE IMPOSITION OF ANY FINANCIAL LIABILITY IN LIEU OF CRIMINAL PROCEEDINGS OR (B) CONCLUDED WITH THE IMPOSITION OF A FINANCIAL LIABILITY IN LIEU OF CRIMINAL PROCEEDINGS BUT RELATES TO A CRIMINAL OFFENSE THAT DOES NOT REQUIRE PROOF OF CRIMINAL INTENT; and

                             (iii) reasonable litigation expenses, including
                        attorneys' fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

                             The Company may undertake to indemnify an Office
                        Holder as aforesaid, (aa) prospectively, provided that, IN RESPECT OF ARTICLE 70(C)(I), the undertaking is limited to [categories of] events which in the opinion of
                        the Board of Directors [can be foreseen] ARE FORESEEABLE IN LIGHT OF THE COMPANY'S ACTUAL OPERATIONS when the undertaking to indemnify is given, and to an amount OR CRITERIA set by the Board of Directors as reasonable under the circumstances, AND FURTHER PROVIDED THAT SUCH EVENTS AND AMOUNT OR CRITERIA ARE SET FORTH IN THE UNDERTAKING TO INDEMNIFY, and (bb) retroactively.'


         -   that an the following be added to Article 70:

                       `(F) THE WORDING IN THIS ARTICLE 70 IS BASED ON THE HEBREW-LANGUAGE PROVISIONS OF THE COMPANIES LAW AND SHALL NOT BE CONSTRUED TO LIMIT THE AMOUNT OR SCOPE OF INDEMNIFICATION PAYABLE BY THE COMPANY TO THE EXTENT SUCH PAYMENT IS PERMITTED BY APPLICABLE LAW. ANY AMENDMENT TO THE COMPANIES LAW ADVERSELY AFFECTING THE RIGHT OF ANY OFFICE HOLDER TO BE INDEMNIFIED OR INSURED PURSUANT TO THIS ARTICLE 70 SHALL BE PROSPECTIVE IN EFFECT, AND SHALL NOT AFFECT THE COMPANY'S OBLIGATION OR ABILITY TO INDEMNIFY OR INSURE AN OFFICE HOLDER FOR ANY ACT OR OMISSION OCCURRING PRIOR TO SUCH AMENDMENT, UNLESS OTHERWISE PROVIDED BY THE COMPANIES LAW.'"

         The Board of Directors recommends a vote FOR approval of the proposed resolution.


        ITEM 5 - APPROVAL OF AMENDMENTS TO THE INDEMNIFICATION AGREEMENTS
                            IN FAVOR OF OUR DIRECTORS


         The Companies Law and our Articles of Association permit the indemnification of our office holders. We have provided indemnification agreements in favor of our directors agreeing to indemnify them to the fullest extent permitted by law. Following the March 2005 amendments to the Companies Law described in Item 4 of this Proxy Statement, our Audit Committee and Board of Directors have approved modifications to such indemnification agreements, in the form of the revised agreement attached as Appendix A hereto, to ensure that our directors have indemnification to the fullest extent permitted by law. The revised agreement provides that the maximum limit of the amount of indemnification for such financial obligations (excluding expenses) is 25% of our shareholders' equity, but not less than $5 million, for each cause of action. If this proposal is not approved by our shareholders, then the existing limitation of an aggregate amount of $20 million for all causes of action will continue to apply, and the indemnification agreement in the form attached as Exhibit A not taking into account the change of the limitation detailed above, will apply. We also maintain a liability insurance policy in favor of our directors and officers, which we renew on a periodic basis subject to market terms in the insurance carrier market, to help defray the costs of potential lawsuits.

         The amendment to the indemnification agreements will not be made if the proposed related amendments to our Articles of Association in Item 4 of this Proxy Statement are not approved.

         The Board of Directors believes that providing indemnification to directors is an important factor in attracting and retaining highly-qualified individuals to serve on our Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of our company.

Vote Required

         The proposed amendments to our indemnification agreements in favor of directors require the approval of our Audit Committee, Board of Directors and shareholders. The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolution

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the Company's amended indemnification agreement, a form of which is attached to the Proxy Statement as Appendix A, in favor of its directors who may serve from time to time, is hereby ratified and approved."

         The Board of Directors recommends a vote "FOR" approval of the proposed resolution.


           ITEM 6 - APPROVAL FOR IZHAK TAMIR TO SERVE AS BOTH CHAIRMAN
                           AND CHIEF EXECUTIVE OFFICER

         According to sections 95(a) and 121(c) of the Companies Law, the chief executive officer of a public company is permitted to serve also as the chairman of the board only if approved by the shareholders. The shareholders may give such approval for a period of up to three years from the date of approval.

         Izhak Tamir has served as our Chairman of the Board since February 2000 and as our Chief Executive Officer since August 2003. He receives no compensation for service as Chief Executive Officer, and his compensation for service as Chairman of the Board is the same as that of our other directors who are not "outside directors".

         In April 2003, we sold substantially all of our assets and liabilities (other than financial indebtedness) to STMicroelectronics. Since then, our plan of operation has been to evaluate the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. Other than activities relating to attempting to locate such a candidate and activities relating to the investment of our funds, we do not currently conduct any operations.

         Our Board of Directors believes that it is in our best interest to allow Mr. Tamir to continue to serve as both Chairman of the Board and Chief Executive Officer. Even if this matter is approved, Mr. Tamir, if nominated by our Board of Directors, will be required to stand for reelection as a director at each annual meeting of shareholders. In addition, his service as Chairman of the Board and as Chief Executive Officer will each continue to be at the pleasure of our Board of Directors.

Vote Required

         Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolution

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that Izhak Tamir be permitted to serve as both the Company's Chairman of the Board and Chief Executive Officer for a period of up to three years."

         The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolutions.


 ITEM 7 - APPROVAL OF AMENDMENTS TO OUR MEMORANDUM AND ARTICLES OF ASSOCIATION
               CONVERTING THE ORDINARY SHARES, NIS 0.10 PAR VALUE,
              INTO ORDINARY SHARES WITH NO PAR VALUE AND APPROVING
                       A ONE-FOR-THREE REVERSE SHARE SPLIT

Purpose of the Reverse Share Split

         The purpose of the reverse share split is to reduce the share capital to a level that more normally accompanies a company of our size and to increase the market price per share of our Ordinary Shares.

         If the reverse share split is approved by our shareholders, we will issue a press release announcing the effective date of the reverse share split and of the applicable amendments to our Memorandum and Articles of Association. We are required by law to give at least ten days' prior notice of a reverse share split to the National Association of Securities Dealers, Inc.

Conversion to No Par Value

         The Company was organized under Israeli Companies Ordinance, 1983-5743, which required all shares to have a par value. The new Companies Law, which became effective on February 1, 2000, allows Israeli companies to have shares with no par value. The Board of Directors has decided to take advantage of this provision by converting each of our Ordinary Shares, NIS 0.10 par value per share, whether or not outstanding, into one Ordinary Share, no par value. This will simplify any share splits or reverse share splits that may be effected, which otherwise would result in an adjustment to par value. This conversion requires us to make several technical amendments to our Memorandum and Articles of Association, which are set forth below in the proposed resolutions. The change in par value will not affect the amount of our total shareholders equity on our balance sheet. If the reverse share split is approved by our shareholders, the applicable amendments to our Memorandum and Articles of Association will be effective on the date of the Meeting.

Board of Directors Determination

         Our Board of Directors has unanimously recommended that our shareholders authorize an amendment to our Memorandum and Articles of Association converting each of our Ordinary Shares, NIS 0.10 par value, to one Ordinary Share with no par value and effecting a reverse share split of Ordinary Shares at a ratio of one-for-three. The amendments to the Memorandum and Articles of Association would effect the reverse share split by reducing the number of our issued and outstanding Ordinary Shares, as well as the number of our authorized but unissued shares, by the ratio of one-for-three.

Risks of a Reverse Share Split

         While our Board of Directors believes that the potential advantages of a reverse share split outweigh the risks, if the Board does effect a reverse share split there can be no assurance that:

         (a) our Ordinary Shares will trade at a price in proportion to the reduction in the number of outstanding shares resulting from the reverse shares split,

         (b) the liquidity of our Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding after the reverse share split,

         (c) engaging in a reverse share split will not be perceived in a negative manner by investors, analysts or other stock market participants, or

         (d) the reverse share split will not result in some shareholders owning "odd-lots" of less than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in "round-lots" of even multiples of 100 shares.

Effects of the Reverse Share Split on our Ordinary Shares

         A reverse share split will reduce the number of Ordinary Shares issued and outstanding and the number of shares authorized but unissued by one-third. Since the conversion of our Ordinary Shares, NIS 0.10 par value, into Ordinary Shares with no par value will be effected prior to the reverse share split, the reverese share split will not result in a further adjustment to par value. For example, a shareholder holding 300 Ordinary Shares, no par value, before the reverse share split would hold 100 Ordinary Shares, no par value, after the reverse share split, and the number of our authorized Ordinary Shares will decrease from 50,000,000 to 16,666,667 Ordinary Shares and the number of Ordinary Shares outstanding would decrease from 23,726,401 to approximately 7,908,800, the precise number of outstanding shares to depend on the results of rounding of fractional shares. However, each shareholder's proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the reverse share split would remain the same.

         The reverse share split will also affect the outstanding options under our Employee Stock Option Plans (ESOPs). Generally, the ESOPs, our Shareholder Bonus Rights Plan and other documents pertaining to our share capital include provisions providing for adjustments to the number of Ordinary Shares in the event of a reverse share split in order to maintain the same economic effect. For example, following the reverse share split, each of the outstanding options to purchase our Ordinary Shares would represent the right to purchase that number of Ordinary Shares equal to 1/3 of the Ordinary Shares previously covered by the options and the exercise price per share would be three times the previous exercise price.

Certain U.S. Federal Income Tax Consequences

         The following is a summary of certain U.S. federal income tax consequences arising from the reverse share split. This summary is based upon current law, including the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions relating thereto, all of which are subject to change or differing interpretations, possibly on a retroactive basis. This summary is limited to U.S. federal income tax law, and does not consider estate or gift tax consequences, U.S. state or local tax consequences, or taxation under the laws of any other jurisdiction. This summary is further limited to holders that hold our Ordinary Shares as capital assets within the meaning of Section 1221 of the Code, and does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances (e.g., persons who acquired our shares as compensation) or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or currencies, tax-exempt plans and organizations, regulated investment companies, life insurance companies, banks or other financial institutions. Accordingly, shareholders are urged to consult with their own tax advisors to determine the tax consequences applicable to their individual situations.

          The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds our Ordinary Shares generally will depend on such partner's particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

         Generally, the reverse share split will not result in the recognition of gain or loss for U.S. federal income tax purposes. The adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split and the holding period of the Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of the reverse share split.

         U.S. Internal Revenue Service Regulations generally provide that, for the purpose of avoiding U.S. federal tax penalties, a taxpayer may rely only on formal written advice meeting specific requirements. The tax advice in this document does not meet those requirements. Accordingly, the tax advice was not intended or written to be used, and it cannot be used, for the purpose of avoiding U.S. federal tax penalties that may be imposed on you. Further, the tax advice in this document was written to support the promotion or marketing of the transaction or matter discussed herein. You and any other person reading the tax advice should seek advice based on your, his or her particular circumstances from an independent tax advisor.

Certain Israeli Tax Consequences

         The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance, 1961, as amended, and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

         Generally, a reverse share split will not result in the recognition of gain or loss for Israeli income tax purposes. The adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted tax basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split and the holding period of the Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of the reverse share split.

Fractional Shares

         In order to avoid the expense and inconvenience of issuing fractional shares in connection with the reverse share split, we will round any fractional share that results from the reverse share split to the nearest whole share, with a half share being rounded upward.

Exchange of Share Certificates

         Shortly after the reverse share split becomes effective, each holder of an outstanding certificate representing Ordinary Shares will receive from American Stock Trust and Transfer Company, the Company's exchange agent (the "Exchange Agent"), instructions for the surrender of such certificate to the Exchange Agent. Such instructions will include a form of Transmittal Letter to be completed and returned to the Exchange Agent. As soon as practicable after the surrender to the Exchange Agent of any certificate that prior to the effective date of the reverse share split represented Ordinary Shares, together with a duly executed Transmittal Letter and any other documents the Exchange Agent may specify, the Exchange Agent shall deliver to the person in whose name such certificate had been issued certificates registered in the name of such person representing the whole number of Ordinary Shares into which the Ordinary Shares previously represented by the surrendered certificate shall have been reclassified.

         Until surrendered as contemplated herein, each certificate that immediately prior to the reverse share split represented any Ordinary Shares shall be deemed at and after the reverse share split to represent the whole number of Ordinary Shares contemplated by the preceding sentence. Each certificate representing Ordinary Shares issued in connection with the reverse share split will continue to bear any legends restricting the transfer of such shares that were borne by the surrendered certificates representing the Ordinary Shares.

         No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any certificate that prior to approval of the reverse share split represented any Ordinary Shares, except that if any certificates for Ordinary Shares are to be issued in a name other than that in which the certificates for Ordinary Shares surrendered are registered, it shall be a condition of such issuance that (i) the person requesting such issuance shall pay to the Company any transfer taxes payable by reason thereof (or prior to transfer of such certificate, if any) or establish to the satisfaction of the Company that such taxes have been paid or are not payable, (ii) such transfer shall comply with all applicable federal and state securities laws, and (iii) such surrendered certificate shall be properly endorsed and otherwise be in proper form for transfer.

Appraisal Rights

         No appraisal rights are available under the Israeli Companies Law or under our Articles of Association to any shareholder who dissents from the proposals to approve the conversion to no par value and the reverse share split.

Required Approval

          The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the share conversion and the reverse share split.

Proposed Resolutions

          It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that the conversion of each of the Company's Ordinary Shares, par value NIS 0.10 per share, into one Ordinary Share, no par value, is hereby approved.

         RESOLVED, that, the Amended and Restated Articles of Association of the Company, and the Company's Memorandum of Association, as amended, be amended on the date of the Meeting as follows:

1. Each of Article 4 of the Articles of Association and Section 4(a) of the Memorandum of Association shall be replaced in its entirety with the following:

             `The share capital of the Company is fifty million (50,000,000)
              Ordinary Shares of no nominal value.'

2. The following shall be added to the end of Article 7 of the Articles of Association (`Consolidation, Subdivision, Cancellation and Reduction of Share Capital'):

              `7(c). Notwithstanding the foregoing, if a class of shares has no par value, then any of the foregoing actions may be taken with respect to such class without regard to par value.'

3. The following shall be added to the end of Article 10 of the Articles of Association (`Allotment of Shares'):

              `If a class of shares has no par value, then shares of such class may be allotted [i.e., issued] without regard to par value.'

4. The following shall be added to the end of Article 71 of the Articles of Association (`Winding Up'), before the final period:

              `, provided, however, that if a class of shares has no par value, then the assets of the Company available for distribution among the members shall be distributed to them in proportion of their respective holdings of the shares in respect of which such distribution is made'.

         RESOLVED, that a reverse share split in the ratio one-for-three is authorized, effective on the date to be announced by the Company;

         RESOLVED, that the Chairman of the Board of Directors is authorized to determine the effective date of the reverse share split on behalf of the Company;

         RESOLVED, that, if the reverse share split is approved, the issuance of such number of Ordinary Shares as is necessary to round to the nearest whole share fractional shares resulting from the reverse share split, with a half share being rounded up, is hereby authorized.

         RESOLVED, that if the reverse share split is approved, then to reflect the foregoing resolutions, Article 4 of the Articles of Association of the Company, as amended, and Section 4(a) of the Company's Memorandum of Association, as amended, be amended on the effective date of the reverse share split to read as follows:

                  `The share capital of the Company is 16,666,667 Ordinary Shares of no nominal value.'

         RESOLVED, that if one or more of the foregoing amendments to the Amended and Restated Articles of Association of the Company are implemented, the Board of Directors of the Company shall be authorized, in its discretion, to restate the Articles of Association of the Company."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.


           ITEM 8 - APPROVAL OF THE GRANT OF CONTINGENT STOCK OPTIONS
                         TO IZHAK TAMIR AND ERIC PANETH

         Izhak Tamir and Eric Paneth have served as directors of the Company since its establishment in 2000, and Mr. Tamir has also served as our Chief Executive Officer, for no remuneration other than in his capacity as a director, since the sale of our business to STMicroelectronics in August 2003. Since such sale, Messrs. Paneth and Tamir have been actively engaged on behalf of the Company in the examination of companies operating in various fields with which to merge or effect another form of business combination. The Company plans to continue to invest efforts in such examinations until a business combination is effected. However, there can be no assurance that the Company will succeed in effecting such a transaction or that such a transaction will increase shareholder value, and no inference of such should be made from proposal described below.

         In consideration for their efforts to date and in order to give them greater incentive continue to invest large amounts of time and energy to maximize shareholder value, our audit committee and board of directors, subject to shareholder approval, have approved the grant to them of options to purchase our Ordinary Shares whose exercise is contingent upon the increase in the market price of our Ordinary Shares.

         The proposed terms of the options to each of Mr. Tamir and Mr. Paneth are as follows:

         -    the options would have a term of seven years;

         - the exercise price per share would be equal to the average closing price of our Ordinary Shares on the OTC Bulletin Board over the three trading days immediately preceding the date of the Meeting (the "Exercise Price");

         - the options would become exercisable with respect to each of the following three tranches of options, only if the following condition is satisfied:

              o options to purchase 350,000 Ordinary Shares would become exercisable only if the closing market price per share of our Ordinary Shares (or the applicable number of shares of a successor company paid in consideration for our Ordinary Shares) on any 30 trading days following the date of grant of the options (the "Future Price") exceeds two times the Exercise Price;

              o options to purchase an additional 350,000 Ordinary Shares would become exercisable only if the Future Price exceeds three times the Exercise Price; and

              o options to purchase an additional 350,000 Ordinary Shares would become exercisable only if the Future Price exceeds four times the Exercise Price.

         The foregoing three tranches of options proposed to be granted to each of Mr. Tamir and Mr. Paneth, if exercised, would constitute approximately 4.4% of our Ordinary Shares outstanding on the date hereof. The above share numbers will be adjusted proportionately if the reverse share split described in Item 7 above is effected.

Required Approval

         The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of each resolution.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that the grant to Izhak Tamir of options to purchase up to 1,050,000 Ordinary Shares with an exercise price per share equal to the average closing price of our Ordinary Shares on the OTC Bulletin Board over the three trading days immediately preceding the date of the Meeting and on the other terms described in the Proxy Statement relating to the Meeting, be approved

         RESOLVED, that the grant to Eric Paneth of options to purchase up to 1,050,000 Ordinary Shares with an exercise price per share equal to the average closing price of our Ordinary Shares on the OTC Bulletin Board over the three trading days immediately preceding the date of the Meeting and on the other terms described in the Proxy Statement relating to the Meeting, be approved."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.


                  ITEM 9 - APPOINTMENT OF INDEPENDENT AUDITORS

         At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors for the period ending not later than at our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors. The auditors have no relationship to us or with any of our affiliates, except as auditors. A representative of the auditors is expected to be present at the Meeting to respond to appropriate questions from the shareholders.

Vote Required

         The appointment of our independent auditors requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, be appointed as the independent auditors of the Company for the period ending not later than at the Company's next Annual Meeting of Shareholders; and

         RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.

                 ITEM 10 - CONSIDERATION OF FINANCIAL STATEMENTS

         A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2005 are enclosed herewith, but do not constitute a part of the proxy solicitation material. At the Meeting, the financial statements will be presented for discussion, as required by the Companies Law.

         This item will not involve a vote of the shareholders.


                                 OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.


                            By Order of the Board of Directors,

                            Izhak Tamir
                            Chairman of the Board and
                            Chief Executive Officer

Dated:  July 12, 2006